Nasdaq Regulation

Nasdaq

Arnold Golub

Vice President

Office of General Counsel

April 15, 2021

By Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 15, 2021, The Nasdaq Stock Market (the "Exchange") received from Akoya Biosciences, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.00001 par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,